EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I/A

(Form Type)

Hartford Schroders Private Opportunities Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1 - Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	—	—	—
Fees Previously Paid	$1,219,116.65	0.0001476(1)	$179.94(2)
Total Transaction Valuation	$1,219,116.65 (1)
Total Fees Due for Filing			$179.94
Total Fees Previously Paid			$179.94(2)
Total Fee Offsets
Net Fee Due			$0

(1)	Calculated at $147.60 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2024.
(2)	An aggregate fee of $179.94 was paid with the filing of the Schedule TO-I by the Company (File No. 005-94568) on July 29, 2024.

Table 2 - Fee Offset Claims and Sources

Not applicable.